_________________________________________________________________
_________________________________________________________________


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

( )  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                For Year Ended:  January 30, 1999

(X) Transition Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required) For the transition period from January 31, 1999 to July 2, 1999


                Commission File Number:  333-47535

 A. Full title of plan and the address of the plan, if different from that of the issuer named below:


              Carson Pirie Scott & Co. Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211
_________________________________________________________________
_________________________________________________________________


                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Carson Pirie Scott & Co.
                                   Savings Plan
                                   ________________________________
                                             (Name of Plan)



Dated:  December 20, 1999          By:  /s/ Donald E. Wright
                                        __________________________
                                        Donald E. Wright
                                        Senior Vice President of
                                        Finance and Accounting


                          EXHIBIT INDEX

Exhibit Number     Description of Document                    Page
--------------     -----------------------                    ----
    23.1           Consent of Independent Accountants
                   (PricewaterhouseCoopers)



              Carson Pirie Scott & Co. Savings Plan
         Financial Statements and Supplemental Schedules
                July 2, 1999 and January 30, 1999


Carson Pirie Scott & Co. Savings Plan
Table of Contents
                                                            Pages
Report of Independent Accountants. . . . . . . . . . . . . . . .1

Financial Statements:
     Statements of Net Assets Available for Plan Benefits July
     2, 1999 and January 30, 1999 . . . . . . . . . . . . . . . 2

     Statement of Changes in Net Assets Available for Plan
     Benefits for the period from January 31, 1999 to July 2,
     1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

     Notes to Financial Statements . . . . . . . . . . . . . .4-8

     Supplemental Schedules:
  *  Item 27a - Schedule of Assets Held for Investment
     Purposes July 2, 1999. . . . . . . . . . . . . . . . . . . 9

  *  Item 27d - Schedule of Reportable Transactions for the
     period from January 31, 1999 to July 2, 1999 . . . . . 10-12



* Refers to item number in Form 5500 (Annual Return/Report of
  Employee Benefit Plan) for the period from January 31, 1999 to
  July 2, 1999.


Report of Independent Accountants

To the Participants and Administrator of Carson Pirie Scott & Co. Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Carson Pirie Scott & Co. Savings Plan (the "Plan") at July 2, 1999 and January 30, 1999 and the changes in net assets available for plan benefits for the period from January 31, 1999 to July 2, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

As described in Note 1 to the accompanying financial statements, the Plan has been amended and merged into another plan of the plan sponsor. Accordingly, the assets of the Plan have been transferred to the other plan prior to or on July 2, 1999.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Carson Pirie Scott & Co. Savings Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 13, 1999

PricewaterhouseCoopers LLP


Carson Pirie Scott & Co. Savings Plan
Statements of Net Assets Available for Plan Benefits
July 2, 1999 and January 31, 1999

                                                  July 2,       January 31,
                                                    1999           1999
                                                 ----------     -----------

Investments, at fair value                         $            $82,119,944

Receivables:
  Employer contributions                                             92,044
  Employee contributions                                            259,327
  Interest                                                           87,390
                                                 ----------      ----------
Total assets                                              0      82,558,705


Accrued administrative fees                                          27,200
Due to brokers, net                                                 182,553
                                                 ----------      ----------
Net assets available for plan benefits            $       0     $82,348,952
                                                 ==========      ==========

The accompanying notes are an integral part of these financial statements.


Carson Pirie Scott & Co. Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits for the period from January 31, 1999 to July 2, 1999

Increase in net assets available for plan benefits:
  Interest and dividend income                                  $1,006,144
  Net appreciation in the fair market value of
     investments                                                 4,490,051
  Employer contributions                                           774,986
  Employee contributions                                         2,411,803
  Rollover contributions                                            64,720
                                                                -----------
        Total increases                                          8,747,704

Decrease in net assets available for plan benefits:
  Benefit payments                                               4,731,797
  Administrative expenses                                            5,843
                                                                -----------
        Total decreases                                          4,737,640
                                                                -----------
        Net increase prior to transfer to merged plan            4,010,064

Transfer to merged plan                                        (86,359,016)
                                                                -----------
        Net decrease                                           (82,348,952)
Net assets available for plan benefits:
  Beginning of period                                           82,348,952
                                                                -----------
  End of period                                                 $        0
                                                                ===========

The accompanying notes are an integral part of these financial statements.


Carson Pirie Scott & Co. Savings Plan
Notes to Financial Statements

1.   Plan Description

     The following description of the Carson Pirie Scott & Co. Savings Plan (the Plan) provides only general information. Participants (Associates) should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering substantially all Associates of Carson Pirie Scott & Co., a division of Saks Incorporated and subsidiaries (collectively, the Company), who complete a 12-month period of employment during which the Associate works at least 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     During 1998, the Board of Directors of the Company amended the Plan in order to provide for the merger of the Plan into another plan sponsored by Saks (the New Plan). Accordingly, all plan assets were transferred to the New Plan prior to or on July 2, 1999.

     Contributions - Each year, Associates may contribute from one to ten percent of their pretax annual compensation as defined in the Plan. Certain Associates' contributions are limited to a maximum of four percent or seven percent, depending on the level of the Associates' annual compensation. Associates may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

     The Company has voluntarily agreed to make contributions to the Plan at the discretion of the Company's Board of Directors. Such contribution for any plan year may not exceed the maximum amount deductible for Federal income tax purposes. For the period from January 31, 1999 to July 2, 1999, the Company's contribution was 50% of the first 5% of an eligible Associate's compensation contributed into the Plan.

     Associate Accounts - Each Associate's account is credited (charged) with the Associate's contribution, the matching Company contribution, an allocation of the Plan's net investment earnings, and administrative expenses. Net investment earnings of each fund are allocated based upon the Associate's account balance in the appropriate fund at the end of each day. The benefit to which an Associate is entitled is the benefit that can be provided from the Associate's vested account.

     See discussion regarding Associate loans in Footnote 4.

     Vesting - All Participants are 100% vested in Associate contributions and Company contributions earned through February 1, 1991. Associates who were credited with at least
     3 years of vesting service as of February 1, 1991, are 100% vested in Company contributions earned after February 1, 1991. Associates credited with less than 3 years of vesting service as of February 1, 1991, are subject to the provisions of the vesting schedule below:

        Years of Vesting Service                 Vesting Percentage
        ------------------------                   -----------------

        Less than 2 years                                   0%
        At least 2 but less than 3                         10%
        At least 3 but less than 4                         20%
        At least 4 but less than 5                         40%
        At least 5 but less than 6                         60%
        At least 6 but less than 7                         80%
        7 or more                                         100%

     Associates would vest 100% in Company contributions immediately upon death, disability, or age 65 if employed by the Company at such dates.

     Forfeitures - Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures aggregated $689 for the period from January 31, 1999 to July 2, 1999.

     Payment of Benefits - Payment of benefits may begin upon the Associate's normal retirement (age 65), early retirement (age
     55), disability retirement, death, or termination. Withdrawal of all or part of an Associate's funds may be authorized by the Plan Administrator prior to any of the above in the event of financial hardship of an Associate. In addition, an in-service withdrawal of funds can be made for any reason after attainment of age 59-1/2. Distribution of account balances following termination of employment is made in a lump sum.

2.   Summary of Significant Accounting Policies

     Basis of Presentation - The accompanying financial statements are prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

     Fiscal Year - The Plan has adopted the Company's 52-53 week fiscal year, with the last day of the fiscal year the Saturday closest to January 31.

     Valuation of Investments and Income Recognition - The Plan's investments consist primarily of common stock, mutual funds, and money market funds and are valued at their fair value as determined by quoted market prices on the last day of the plan year.

     Purchases and sales of securities are recognized on the settlement date. Differences between the settlement date method and the trade date method required by generally accepted accounting principles are not significant. Realized gains and losses on the sale of investments are calculated on the basis of specific identification.

     The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Loans to associates are valued at the outstanding principal balance plus accrued interest. The rate of interest on associate loans is determined by Marshall & Ilsley Trust Company (the Trustee) and will not be less than the rate charged by financial institutions for similar type borrowings.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The Plan's investments are held in a trust fund administered by the Trustee.

     Investment information as of January 30, 1999 is summarized as follows:

                                                   Market          Cost
                                                 ----------     ----------
     Euro Pac Growth Fund                        $2,444,344     $2,265,929
     Washington Mutual Investment Fund           22,209,651     18,290,525
     Neuberger & Berman Equity Fund               8,822,020     10,488,939
     American Balanced Fund                      24,227,090     21,787,107
     M&I Stable Principal Fund                   18,196,402     18,196,402
     Saks Incorporated Common Stock               3,430,254      2,377,822
     Associate Loans                              2,790,183      2,790,183
                                                -----------    -----------
                                                $82,119,944    $76,196,907
                                                ===========    ===========

     The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at January
     30, 1999:

        M & I Stable Principal Fund                           $18,196,402
        American Balanced Fund                                $24,227,090
        Washington Mutual Investment Fund                     $22,209,651
        Neuberger & Berman Equity Fund                         $8,822,020

     The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value during the period from January 31, 1999 to July 2, 1999 as follows:

        Mutual Funds                                          $5,495,469
        Common Stock                                          (1,005,418)
                                                              -----------
                                                              $4,490,051
                                                              ===========

     No investments were held at July 2, 1999.

4.   Loans to Associates

     The Plan Administrator may direct the Trustee to make loans available to all Plan associates. Such loans may not exceed the lesser of $50,000 or 50% of the Associate's vested account balance subject to a $1,000 minimum. The interest rate on the loan shall be equivalent to that charged on similar commercial loans as of the origination date of the loan.

     An Associate may have only one outstanding loan at any time and may not request another loan for approximately two weeks following full payment of any prior outstanding loan.

     Loans acquired shall be amortized over a period from one to five years, as elected by the Associate, and repaid through Associate payroll deductions. Repayments of the amount of such loan shall be credited directly to such Associate's account in a manner consistent with the Associate's current investment election.

 5.  Federal Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 1994, that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

 6.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balance.

 7.  Related-Party Transactions

     Certain Plan investments are managed by Marshall & Ilsley
     Trust Company. Marshall & Ilsley Trust Company is the trustee defined by the Plan and, therefore, these transactions qualify as party-in-interest.


                      Supplemental Schedules

Carson Pirie Scott & Co. Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes
July 2, 1999

                                 c.  Description of Investment
      b. Identity of issuer,         including Maturity Date,
         Borrower, Lessor, or        Rate of Interest, Collateral,              e.  Current
  a.     Similar Party               Par, Or Maturity Value        d. Cost        Value
----- -----------------------    ------------------------------    -------    -----------
No assets were held for investment purposes at July 2, 1999.


Carson Pirie Scott & Co. Savings Plan
Item 27d - Schedule of Reportable Transactions for the period from January 31, 1999 to July 2, 1999

I.   Single transactions exceeding 5% of assets.

                      See attached schedule.

         NOTE - Information required in Columns c, e, and
                        f is inapplicable.

II. Series of transactions involving property other than securities.

                               NONE

III. Series of transactions of same issue exceeding 5% of assets.

                      See attached schedule.

         NOTE - Information required in Columns e, f, and
                        h is inapplicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

                               NONE


Carson Pirie Scott & Co. Savings Plan
Item 27d(I) - Schedule of Reportable Transactions for the period from January 31, 1999 to July 2, 1999


                                                             h. Current
                                                                Value of
a. Identity                                                     Asset on
   of Party       b. Description    d. Sales    g. Cost of      Transaction   i. Net Gain
   Involved          of Asset          Price       Assets       Date             (loss)
-----------       --------------    --------    ----------   --------------   -----------
The American      Washington Mutual
 Funds Group       Investment Fund  $24,440,222 $18,878,235  $24,440,222      $5,561,987

The American      American Balanced
 Funds Group       Fund             $25,463,833 $21,988,552  $25,463,833      $3,475,281

Carson Pirie Scott & Co. Savings Plan
Item 27d(III) - Schedule of Reportable Transactions for the period from January 31, 1999 to July 2, 1999

a. Identity                         c. Purchases            d. Sales
   of Party   b. Description        -------------          -----------      g. Cost of   i. Net Gain
   Involved      of Asset           Price       No.       Price       No.      Asset        or (Loss)
------------- --------------        ------     ----       ------     ----   ----------   ------------
The American  Washington Mutual
 Funds Group   Investment Fund    $2,753,826    82      $27,175,592   84   $21,044,351     $6,131,241

The American  American Balanced
 Funds Group   Fund               $2,348,736    75      $28,165,190   83   $24,135,843     $4,029,347

*Marshall &   M & I Stable
  Ilsley      Principal Fund
  Trust
  Company                         $3,163,088    77      $21,359,490   78   $21,359,490     $        0

*Saks Incorp- Common Stock
 orated                           $7,450,057    68      $   477,470   69   $   430,456     $   47,014


* Party-in-interest to the Plan.